Securities and Exchange Commission, Washington, D.C. 20549

                                  Schedule 13D
                   Under the Securities Exchange Act of 1934

                                Extensions, Inc.
                                ----------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   30225Y 101
                                   ----------
                                 (CUSIP Number)

           Extensions, Inc., 770 South Post Oak Dr, Houston, TX 77056
           ----------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 19, 2008
                               -----------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30225Y 101                                           Page 2 of 5 Pages
--------------------                                           -----------------

(1) Names of reporting persons:                               BTR Nest LLC
-------------------------------------------------------  -----------------
(2) Check the appropriate box if a member of a group     (a)             X
-------------------------------------------------------  -----------------
(see instructions)                                       (b)
-------------------------------------------------------  -----------------
(3) SEC use only
-------------------------------------------------------  -----------------
(4) Source of funds (see instructions)                                  WC
-------------------------------------------------------  -----------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e)
-------------------------------------------------------  -----------------
(6) Citizenship or place of organization                     United States
-------------------------------------------------------  -----------------
Number of shares beneficially owned by each
reporting person with:
-------------------------------------------------------  -----------------
    (7) Sole voting power                                      85,000,000
-------------------------------------------------------  -----------------
    (8) Shared voting power                                             0
-------------------------------------------------------  -----------------
    (9) Sole dispositive power                                 85,000,000
-------------------------------------------------------  -----------------
    (10) Shared dispositive power                                       0
-------------------------------------------------------  -----------------
(11) Aggregate amount beneficially owned by
each reporting person                                          85,000,000
-------------------------------------------------------  -----------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions)
-------------------------------------------------------  -----------------
(13) Percent of class represented by amount in Row (11)               9.6%
-------------------------------------------------------  -----------------
(14) Type of reporting person (see instructions)                        OO
-------------------------------------------------------  -----------------

CUSIP No. 30225Y 101                                           Page 3 of 5 Pages
--------------------                                           -----------------

(1) Names of reporting persons:                               Morgan Dahse
-------------------------------------------------------  -----------------
(2) Check the appropriate box if a member of a group     (a)             X
-------------------------------------------------------  -----------------
(see instructions)                                       (b)
-------------------------------------------------------  -----------------
(3) SEC use only
-------------------------------------------------------  -----------------
(4) Source of funds (see instructions)                                  WC
-------------------------------------------------------  -----------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e)
-------------------------------------------------------  -----------------
(6) Citizenship or place of organization                     United States
-------------------------------------------------------  -----------------
Number of shares beneficially owned by each
reporting person with:
-------------------------------------------------------  -----------------
    (7) Sole voting power                                      85,000,000
-------------------------------------------------------  -----------------
    (8) Shared voting power                                             0
-------------------------------------------------------  -----------------
    (9) Sole dispositive power                                 85,000,000
-------------------------------------------------------  -----------------
    (10) Shared dispositive power                                       0
-------------------------------------------------------  -----------------
(11) Aggregate amount beneficially owned by
each reporting person                                          85,000,000
-------------------------------------------------------  -----------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions)
-------------------------------------------------------  -----------------
(13) Percent of class represented by amount in Row (11)               9.6%
-------------------------------------------------------  -----------------
(14) Type of reporting person (see instructions)                        IN
-------------------------------------------------------  -----------------

CUSIP No. 30225Y 101                                           Page 4 of 5 Pages
--------------------                                           -----------------

Item 1. Security and Issuer.

     This Schedule 13D relates to the acquisition of shares of Common Stock (the "Shares") of Extensions, Inc., whose principal executive offices are located at:

     770 South Post Oak Ln
     Suite 330
     Houston, TX 77056

Item 2. Identity and Background.

     BTR Nest LLC is a Wyoming LLC whose business address is 3720 West Alabama # 7104, Houston, Texas 77027. Its sole member and manager is Morgan Dahse. Its principal business is making private investments. During the last five years, the Reporting Person and its affiliates have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or that found any violation with respect to such laws.

     Morgan Dahse is a United States citizen whose business address is 770 South Post Oak Dr, Houston, TX 77056, and whose principal occupation is as a private investor. During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or that found any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The Reporting Persons acquired the Shares in December, 2008 from a shareholder in a private transaction in consideration for $15,000. This consideration was paid from the working capital of BTR Nest LLC.

Item 4. Purpose of Transaction.

     The Reporting Persons acquired the Shares for investment purposes. The Reporting Persons do not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (b) through (j) of Item 4 of Schedule 13D. In the future, the Reporting Persons may decide to acquire additional shares of Common Stock in the open market or through a private transaction, or to sell any or all shares of Common Stock.

CUSIP No. 30225Y 101                                           Page 5 of 5 Pages
--------------------                                           -----------------

Item 5. Interest in Securities of the Issuer.

     The Reporting Person beneficially owns the amount and type of shares first reported in Part II of the Cover Page hereto, hereby incorporated by this reference into this Item 5. The Reporting person has sole voting and disposition rights to all shares reported. During the past sixty days, no transactions in the class of securities reported were effected by the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     None.


Item 7. Material to be Filed as Exhibits.

     None.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated January 8, 2009

\s\Morgan Dahse
---------------
Morgan Dahse

BTR NEST LLC


By: \s\ Morgan Dahse
    ----------------
Morgan Dahse, Sole Member